

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

April 7, 2011

VIA U.S. MAIL AND FAX (562)733-5200

Mr. Thomas M. Herzog
Executive Vice President and Chief Financial Officer
HCP, Inc
3760 Kilroy Airport Way
Suite 300
Long Beach, California, 90806

> **Re:** **HCP, Inc**
> **Form 10-KSB for the year ended December 31, 2010**
> **File No. 001-08895**

Dear Mr. Herzog:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2010

Financial Statements

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Real Estate, page F-11

1. Please clarify for us what other costs directly related to the acquisition, development or construction of real estate assets are capitalized outside of those specifically mentioned in your disclosure. Additionally, clarify for us whether the Company capitalizes any indirect costs related to the development or construction of real estate assets.

(12) Commitments and Contingencies, page F-30

2. Please explain to us your rationale for capitalizing the termination fee paid to Sunrise to terminate certain management contracts. In your response explain to us how you determined it would be appropriate to amortize this fee over the life of the new contracts executed with Emeritus Corporation and clarify for us whether you are amortizing these fees over the original term of the Emeritus management contracts or over the original term plus extension options. Cite any relevant accounting literature in your response.

 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief